SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Rentals, Inc. Acquisition Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Rentals, Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06831

ANNUAL REPORT ON FORM 11-K

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

United Rentals, Inc. Acquisition Plan

December 31, 2004 and 2003

Annual Report on Form 11-K

United Rentals, Inc. Acquisition Plan

Financial Statements

and Supplemental Schedule

December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

To United Rentals, Inc. Benefits and Retirement Committee

We have audited the accompanying statements of net assets available for benefits of United Rentals, Inc. Acquisition Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

MetroPark, New Jersey

June	23, 2005, except for Note 5, as to

                        which the date is April 7, 2006

United Rentals, Inc. Acquisition Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets:
Investments, at fair value:
United Rentals, Inc. Common Stock	$332,386	$341,375
T. Rowe Price Equity Index Trust	1,361,839	1,446,701
Mutual Funds:
T. Rowe Price Spectrum Income Fund	2,456,476	2,513,530
T. Rowe Price Balanced Fund	2,845,447	2,765,860
T. Rowe Price Blue Chip Growth Fund	6,357,996	6,478,240
T. Rowe Price Dividend Growth Fund	267,251	267,128
T. Rowe Price Global Stock Fund	263,638	228,530
T. Rowe Price Growth and Income Fund	622,041	616,152
T. Rowe Price International Stock Fund	911,505	825,168
T. Rowe Price New Horizons Fund	737,877	714,742
T. Rowe Price Prime Reserve Fund	9,510,058	10,890,170
T. Rowe Price Retirement Income Fund	106,578	82,610
T. Rowe Price Retirement 2005 Fund	224,994	—
T. Rowe Price Retirement 2010 Fund	119,886	60,179
T. Rowe Price Retirement 2015 Fund	1,579	—
T. Rowe Price Retirement 2020 Fund	140,170	103,367
T. Rowe Price Retirement 2030 Fund	143,464	87,049
T. Rowe Price Retirement 2040 Fund	38,237	22,926
T. Rowe Price Science & Technology Fund	715,049	740,157
T. Rowe Price Small-Cap Stock Fund	1,476,158	1,306,059
T. Rowe Price Value Fund	1,228,605	864,085

Total investments	29,861,234	30,354,028

Participant loans	1,275,196	1,410,580

Net assets available for benefits	$31,136,430	$31,764,608

See accompanying notes.

United Rentals, Inc. Acquisition Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2004	2003
Additions:
Interest and dividend income	$536,758	$420,334
Net appreciation in fair value of investments	1,570,354	4,216,590
Other	7,665	—
Transfers in from various plans	5,744	—

	2,120,521	4,636,924

Deductions:
Participant loans transferred out	—	53,339
Benefits paid directly to participants	2,718,414	4,652,086
Administrative expenses	30,285	51,095

Net decrease	(628,178)	(119,596)

Net assets available for benefits, beginning of year	31,764,608	31,884,204

Net assets available for benefits, end of year	$31,136,430	$31,764,608

See accompanying notes.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements

December 31, 2004

1. Plan Description

The following description of the United Rentals, Inc. Acquisition Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution, discretionary profit sharing plan which was established by United Rentals, Inc. (the “Company”) on April 1, 1999. An individual who was an employee of a prior employer acquired by the Company shall become a participant of the Plan on the date that their assets from the prior employer plan are transferred to the Plan. The purpose of the Plan is to hold participant accounts which accumulated during their employment with the acquired company. Participants do not contribute currently to the Plan, but instead make contributions to the United Rentals, Inc. 401(k) Investment Plan.

Contributions

A participant may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may contribute a discretionary amount to the Plan determined annually by the Board of Directors of the Company. The Company did not make any contributions to the Plan in 2004 and 2003.

Participant Accounts

Each participant account is credited with the participant’s share of the Company’s discretionary contributions, if any, assets transferred to the Plan from the participant’s prior employer plan, an allocation of Plan earnings, distributions from the participant’s account, and any expenses or liabilities charged to the participant’s account.

Vesting

Participants in the Plan are fully vested in their accounts upon the transfer of their assets from the prior employer plan into the Plan.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Investment Options

All of the Plan’s investment options are fully participant directed. The Plan’s custodian is T. Rowe Price Trust Company.

Participant Loans

Participants may borrow from their vested balances in the Plan, subject to certain restrictions and limitations set forth in the Plan document and the Internal Revenue Code. Loan terms range from one to five years for personal loans and up to a reasonable period of time as established by the Plan Administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability or retirement a participant may receive a lump-sum amount equal to the vested value of his or her account.

Administrative Expenses

Substantially all of the Plan’s administrative expenses are paid by the Company. Certain other administrative and investment related expenses are charged directly to the participants’ accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Investments

The Plan’s investments are stated at fair value. The fair values for common stock and mutual fund investments were measured by quoted prices in an active market. The T. Rowe Price Equity Index Trust is an underlying trust of a T. Rowe Price Common Trust Fund. The Plan’s accounting for the T. Rowe Price Equity Index Trust is based on the redemption value of the Plan’s units of participation in the T. Rowe Price Common Trust Fund. The redemption value is based on the fair market value of the underlying investments, as determined by T. Rowe Price Trust Company. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to amounts reported in prior years to conform with the current year’s presentation.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 20, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

3. Income Tax Status (continued)

requirements of the Code, and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

4. Investments

During 2004 and 2003, the Plan’s investments (including investments purchased, sold, or held during the period) appreciated (depreciated) in fair value as follows:

	Year ended December 31
	2004	2003
United Rentals, Inc. Common Stock	$(2,939)	$181,777
T. Rowe Price Equity Index Trust	137,162	329,698
T. Rowe Price Spectrum Income Fund	61,720	217,813
T. Rowe Price Balanced Fund	184,778	448,323
T. Rowe Price Blue Chip Growth Fund	513,933	1,627,357
T. Rowe Price Dividend Growth Fund	26,184	50,279
T. Rowe Price Global Stock Fund	32,613	58,623
T. Rowe Price Growth and Income Fund	22,032	137,263
T. Rowe Price International Stock Fund	99,490	185,635
T. Rowe Price New Horizons Fund	104,032	231,009
T. Rowe Price Retirement Income Fund	4,637	4,262
T. Rowe Price Retirement 2005 Fund	14,414	–
T. Rowe Price Retirement 2010 Fund	7,417	3,332
T. Rowe Price Retirement 2015 Fund	96	–
T. Rowe Price Retirement 2020 Fund	11,815	7,819
T. Rowe Price Retirement 2030 Fund	14,808	7,097
T. Rowe Price Retirement 2040 Fund	3,965	3,066
T. Rowe Price Science & Technology Fund	1,382	254,200
T. Rowe Price Small-Cap Stock Fund	177,536	280,987
T. Rowe Price Value Fund	155,279	188,050

	$1,570,354	$4,216,590

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

5. Contingencies

In August 2004, the Company received notice from the SEC that it was conducting a non-public, fact-finding inquiry of the Company. The SEC inquiry appears to relate to a broad range of the Company’s accounting practices and is not confined to a specific period. In March 2005, the Company’s board of directors formed a Special Committee of independent directors to review matters related to the SEC inquiry. The Company’s board of directors received and acted upon findings of the Special Committee in January 2006. The actions that the Company took with respect to the Special Committee’s findings, and actions that the Company took with respect to certain other accounting matters, including the restatement of previously issued consolidated financial statements for 2003 and 2002, are discussed in Note 3 to the Company’s annual report on Form 10-K for 2005 and summarized in the Company’s press release and related report on Form 8-K dated January 26, 2006.

At December 31, 2004, the Plan had $332,386 or 1.1% of its total investments in the United Rentals, Inc. Common Stock.

Supplemental Schedule

United Rentals, Inc. Acquisition Plan

EIN# 06-1493538 Plan# 002

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value
T. Rowe Price Trust Company*	Spectrum Income Fund	203,182	$2,456,476
	Balanced Fund	144,439	2,845,447
	Blue Chip Growth Fund	205,627	6,357,996
	Dividend Growth Fund	11,660	267,251
	Global Stock Fund	16,416	263,638
	Growth and Income Fund	27,634	622,041
	International Stock Fund	70,495	911,505
	New Horizons Fund	25,235	737,877
	Prime Reserve Fund	9,510,058	9,510,058
	Science & Technology Fund	37,437	715,049
	Small-Cap Stock Fund	46,391	1,476,158
	Value Fund	53,651	1,228,605
	Equity Index Trust	39,855	1,361,839
	Retirement Income Fund	8,693	106,578
	Retirement 2005 Fund	21,286	224,994
	Retirement 2010 Fund	8,539	119,886
	Retirement 2015 Fund	147	1,579
	Retirement 2020 Fund	9,414	140,170
	Retirement 2030 Fund	9,256	143,464
	Retirement 2040 Fund	2,456	38,237
United Rentals, Inc.*	United Rentals, Inc. Common Stock	17,587	332,386

			29,861,234
Participant loans*	With interest rates ranging from 4.75% to 11.0%; maturities range from 5 months to 30 years		1,275,196

			$31,136,430

*	Indicates party-in-interest to the Plan.

Note:	The “Cost” column is not applicable because all of the Plan’s investment programs are fully participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Rentals, Inc. Acquisition Plan

By:	/s/ Raymond J. Alletto
Raymond J. Alletto
Plan Administrator

April 11, 2006

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Auditors